                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 3)

                   Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  053332-10-2
            -------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                             Haynes and Boone, LLP
                          901 Main Street, Suite 3100
                              Dallas, Texas 75202
                                 (214) 651-5562
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                August 13, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------
CUSIP No.  053332-10-2
----------------------

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ESL Partners, L.P., a Delaware limited partnership
              22-2875193
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                      [ ]

              N/A
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 10,704,403
    NUMBER OF     -------------------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     0
      EACH        -------------------------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                       10,704,403
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,651,000
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]

              N/A
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.55%(1)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

----------------------
CUSIP No.  053332-10-2
----------------------

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ESL Limited, a Bermuda corporation
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                      [ ]

              N/A
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Bermuda
-------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 2,608,028
    NUMBER OF     -------------------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     0
      EACH        -------------------------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                       2,608,028
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,651,000
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]

              N/A
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.55%(1)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
-------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

----------------------
CUSIP No.  053332-10-2
----------------------

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ESL Institutional Partners, L.P., a Delaware limited partnership
              06-1456821
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                      [ ]

              N/A
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 345,801
    NUMBER OF     -------------------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     0
      EACH        -------------------------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                       345,801
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,651,000
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]

              N/A
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.55%(1)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

----------------------
CUSIP No.  053332-10-2
----------------------

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Acres Partners, L.P., a Delaware limited partnership
              06-1458694
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                      [ ]

              N/A
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 6,867,928
    NUMBER OF     -------------------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     0
      EACH        -------------------------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                       6,867,928
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,651,000
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]

              N/A
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.55%(1)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

----------------------
CUSIP No.  053332-10-2
----------------------

-------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Marion Partners, L.P., a Delaware limited partnership
              06-1527654
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
      3       SEC USE ONLY

-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                      [ ]

              N/A
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
-------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                 1,124,840
    NUMBER OF     -------------------------------------------------------------
     SHARES              8       SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                     0
      EACH        -------------------------------------------------------------
   REPORTING             9       SOLE DISPOSITIVE POWER
     PERSON
      WITH                       1,124,840
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 0
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              21,651,000
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                     [ ]

              N/A
-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.55%(1)
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
-------------------------------------------------------------------------------

(1) Based on 148,831,823 shares of Common Stock issued and outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999.

         This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Amendment No. 2 to Schedule 13D filed by ESL Partners, L.P. ("ESL"), ESL Limited ("Limited"), ESL Institutional Partners, L.P. ("Institutional"), Acres Partners, L.P. ("Acres"), and Marion Partners, L.P. ("Marion") (collectively, the "Filing Persons") by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety as follows:

         The total amount of funds required by ESL for the purchase of 375,700 Shares was approximately $9,517,281 and was obtained from working capital. The total amount of funds required by Limited for the purchase of 95,569 Shares was approximately $2,420,827 and was obtained from working capital. The total amount of funds required by Institutional for the purchase of 12,331 Shares was approximately $312,322 and was obtained from working capital. The total amount of funds required by Acres for the purchase of 181,100 Shares was approximately $4,533,998 and was obtained from working capital.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended in its entirety as follows:

        The Filing Persons believe that the recent operating performance of the Issuer does not properly reflect the strength of its franchise, current business position, and strong service culture. The Filing Persons have held discussions from time to time with the Issuer's management and certain of its directors regarding the Issuer's recent operating performance and means of enhancing shareholder value over time. The Filing Persons have also discussed with management the importance of the Board of Directors of the Issuer representing the interests of all shareholders and have indicated their willingness, if asked, to make representatives of the Filing Persons available to serve as members of the Board of Directors. The Filing Persons anticipate that they will continue to have discussions and other communications with the Issuer's management and members of its Board of Directors in the future regarding the foregoing and other matters, including with respect to the possibility of having or seeking to have representatives of the Filing Persons serve on the Board of Directors of the Issuer. The Filing Persons may also communicate with other shareholders with respect to their investment in the Issuer.

         Any alternatives that the Filing Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions. Depending upon the foregoing factors, the Filing Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

         Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of July 21, 1999 (previously filed as Exhibit 1 to the Amendment No. 2 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on July 21, 1999, and incorporated herein by reference), each of ESL, Limited, Institutional, Acres and Marion may be deemed to beneficially own 21,651,000 Shares (which is approximately 14.55% of the Shares outstanding as of June 18, 1999, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on June 22, 1999).

         (b)

                                            Sole              Shared      Sole             Shared
                                            Voting            Voting   Dispositive       Dispositive
                                            Power             Power       Power             Power
                                            -----             -----       -----             -----

ESL Partners, L.P.                        10,704,403            0       10,704,403            0
ESL Limited                                2,608,028            0        2,608,028            0
ESL Institutional Partners, L.P.             345,801            0          345,801            0
Acres Partners, L.P.                       6,867,928            0        6,867,928            0
Marion Partners, L.P.                      1,124,840            0        1,124,840            0

         (c) Since the most recent filing on Schedule 13D, the only transactions in the Shares by ESL were the purchase of (i) 59,740 Shares on July 21, 1999 for a purchase price per share of $25.78, (ii) 175,151 Shares on July 22, 1999 for a purchase price per share of $25.42, (iii)

135,074 Shares on July 28, 1999 for a purchase price per share of $25.04, and
(iv) 5,735 Shares on July 29, 1999 for a purchase price per share of $24.99. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Limited were the purchase of (i) 14,845 Shares on July 21, 1999 for a purchase price per share of $25.78, (ii) 45,131 Shares on July 22, 1999 for a purchase price per share of $25.42, (iii) 32,071 Shares on July 28, 1999 for a purchase price per share of $25.04, and (iv) 3,522 Shares on July 29, 1999 for a purchase price per share of $24.99. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Institutional were the purchase of
(i) 1,915 Shares on July 21, 1999 for a purchase price per share of $25.78, (ii) 5,718 Shares on July 22, 1999 for a purchase price per share of $25.42, (iii) 4,455 Shares on July 28, 1999 for a purchase price per share of $25.04, and (iv) 243 Shares on July 29, 1999 for a purchase price per share of $24.99. Since the most recent filing on Schedule 13D, the only transactions in the Shares by Acres were the purchase of (i) 171,600 Shares on July 28, 1999 for a purchase price per share of $25.04, and (ii) 9,500 Shares on July 29, 1999 for a purchase price per share of $24.99. Since the most recent filing on Schedule 13D, there were no transactions by Marion.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: August 16, 1999

                                  ESL PARTNERS, L.P.

                                  By: RBS Partners, L.P., its general partner
                                  By: ESL Investments, Inc., its general partner

                                      By: /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                          Edward S. Lampert
                                          Chief Executive Officer

                                  ESL LIMITED

                                  By: ESL Investment Management, LLC,
                                      its investment manager

                                      By: /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                          Edward S. Lampert
                                          Managing Member

                                  ESL INSTITUTIONAL PARTNERS, L.P.

                                  By: RBS Investment Management, LLC,
                                      its general partner

                                      By: /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                          Edward S. Lampert
                                          Managing Member

                                  ACRES PARTNERS, L.P.

                                  By: ESL Investments, Inc., its general partner

                                      By: /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                          Edward S. Lampert
                                          Chief Executive Officer

                                  MARION PARTNERS, L.P.

                                  By: ESL Investments, Inc., its general partner

                                      By: /s/ EDWARD S. LAMPERT
                                          --------------------------------------
                                          Edward S. Lampert
                                          Chief Executive Officer